SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 6)*

                            PARKWAY PROPERTIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    70159Q104
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 6, 2004
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)
--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  70159Q104              Schedule 13D              Page 2 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,345,299  (See Item 5)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,345,299  (See Item 5)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:         1,345,299 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 10.62% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 3 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,345,299  (See Item 5)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,345,299  (See Item 5)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,345,299 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 10.62% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 4 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Matthew W. Kaplan
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: 18,134  (See Item 5)

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,345,299  (See Item 5)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 18,134  (See Item 5)

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,345,299  (See Item 5)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,363,433 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 10.75% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 5 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: D. Pike Aloian
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,345,299  (See Item 5)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,345,299  (See Item 5)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,345,299 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 10.62% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 6 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: James E. Quigley 3rd
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,345,299  (See Item 5)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,345,299  (See Item 5)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,345,299 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 10.62% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 7 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Paul H. Jenssen
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,345,299  (See Item 5)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,345,299  (See Item 5)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,345,299 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 10.62% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 8 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: John D. McGurk
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,345,299  (See Item 5)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,345,299  (See Item 5)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,345,299 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 10.62% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D             Page 9 of 13 Pages


          This Amendment No. 6 (this "Amendment") amends the statement on
Schedule 13D filed by Five Arrows Realty Securities III L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors III L.L.C., ("Rothschild"), a Delaware limited liability company and the sole managing member of Five Arrows, on June 29, 2001, and as amended by Amendment No. 1 on July 3, 2001, Amendment No. 2 on November 20, 2003 (pursuant to which Matthew W. Kaplan, D. Pike Aloian, James E. Quigley 3rd, Paul H. Jenssen, and John D. McGurk, managers of Rothschild, were added as reporting persons), Amendment No. 3 on March 26, 2004, Amendment No. 4 on November 15, 2004 and Amendment No. 5 on December 3, 2004 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share, of Parkway Properties, Inc., a Maryland real estate investment trust (the "Issuer"), whose principal executive offices are located at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39225-4647. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D. For purposes of this Schedule 13D, Five Arrows, Rothschild and Messrs. Kaplan, Aloian, Quigley, Jenssen and McGurk are collectively referred to herein as the "Reporting Persons."

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

          (a) As of the close of the business day on December 8, 2004, (i) Five Arrows Realty Securities III L.L.C. ("Five Arrows") may be deemed to beneficially own 1,345,299 shares of Common Stock, par value $.001, of the Issuer (the "Common Stock"), (x) consisting of (a) 1,153,499 shares of Common Stock (which amount is subject to adjustment from time to time) issuable upon the exercise of 1,153,499 shares of Series B Cumulative Convertible Preferred Stock of the Issuer held by Five Arrows, (b) 75,000 shares of Common Stock purchasable at any time or from time to time upon the exercise of a seven-year warrant held by Five Arrows, and (c) 116,800 shares of Common Stock held by Five Arrows and (y) representing approximately 10.62% of the outstanding shares of Common Stock (based upon 11,433,779 shares of Common Stock stated to be outstanding as of November 1, 2004, as reported by the Issuer in its report on Form 10-Q for its quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 2, 2004 (the "Outstanding Share Information"), and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (x) above); (ii) Rothschild Realty Investors III L.L.C., ("Rothschild"), which is the sole managing member of Five Arrows, may be deemed to beneficially own 1,345,299 shares of Common Stock, (x) consisting of the shares of Common Stock referred to in clause (i)(x) above, and
(y) representing approximately 10.62% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (i)(x) above); (iii) each of D. Pike Aloian, James E. Quigley 3rd, Paul H. Jenssen, and John D. McGurk, who are managers of Rothschild, may be deemed to beneficially own 1,345,299 shares of Common Stock, (x) consisting of the shares of Common Stock referred to in clause (i)(x) above, and (y) representing approximately 10.62% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (i)(x) above); and (iv) Matthew W. Kaplan, who is a manager of Rothschild and a director of the Issuer, may be deemed to beneficially own 1,363,433 shares of Common Stock, (x) consisting of
(1) the shares of Common Stock referred to in clause (i)(x) above, (2) 1,334 shares of Common Stock held by him, (3) 16,300 shares of Common Stock issuable upon the exercise of options granted to him by the Issuer, and (4) 500 shares of Common Stock granted to him by the Issuer as an annual retainer share award pursuant to the Issuer's 2001 Non-Employee Directors Equity Compensation Plan, and (y) representing approximately 10.75% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities, warrants, and options referred to or described in clause (x) above).

CUSIP No.  70159Q104              Schedule 13D            Page 10 of 13 Pages

          (b) Five Arrows, Rothschild, Matthew W. Kaplan, D. Pike Aloian, James
E. Quigley 3rd, Paul H. Jenssen, and John D. McGurk may be deemed to have shared power to vote, and shared power to direct the disposition of, 1,345,299 shares of Common Stock. In addition, Matthew W. Kaplan may be deemed to have the sole power to vote, and the sole power to direct the disposition of, an additional 18,134 shares of Common Stock.

          (c) The following table sets forth all transactions with respect to shares of Common Stock effected by the Reporting Persons since the most recent filing of a statement on Schedule 13D, or amendment thereto, by the Reporting Persons, with respect to shares of Common Stock. The table excludes commissions paid. All of the percentages set forth below are based on the Outstanding Share Information and assume the conversion or exercise of the convertible securities and warrants held by the selling person reported in Item 5(a) above.

          On December 3, 2004, Five Arrows, in open market sales, sold 19,200 shares of Common Stock (representing <.2% of the shares of Common Stock outstanding) at an average per share price of $50.5185 for a total of $969,955.20.

          On December 6, 2004, Five Arrows, in open market sales, sold 95,700 shares of Common Stock (representing <.8% of the shares of Common Stock outstanding) at an average per share price of $50.2927 for a total of $4,813,011.39.

          On December 8, 2004, Five Arrows, in open market sales, sold 13,000 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $50.3833 for a total of $654,982.90.

CUSIP No.  70159Q104              Schedule 13D             Page 11 of 13 Pages


ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number             Description

(1)                        Joint Filing Agreement dated December 9, 2004.

CUSIP No.  70159Q104              Schedule 13D             Page 12 of 13 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2004


                                    FIVE ARROWS REALTY SECURITIES III L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         --------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS III L.L.C.

                                    By:  /s/ John D. McGurk
                                         --------------------------------
                                         John D. McGurk
                                         Manager


                                    /s/ Matthew W. Kaplan
                                    --------------------------------
                                    Matthew W. Kaplan


                                    /S/ D. Pike Aloian
                                    --------------------------------
                                    D. Pike Aloian


                                    /S/ James E. Quigley 3rd
                                    --------------------------------
                                    James E. Quigley 3rd


                                    /S/ Paul H. Jenssen
                                    --------------------------------
                                    Paul H. Jenssen


                                    /S/ John D. McGurk
                                    --------------------------------
                                    John D. McGurk

CUSIP No.  70159Q104              Schedule 13D            Page 13 of 13 Pages


EXHIBIT (1)

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13D-1(k)(1)

     The undersigned acknowledge and agree that (i) the foregoing Amendment No. 5 to the statement on Schedule 13D, as heretofore amended, with respect to Parkway Properties, Inc., as previously filed by all of the undersigned, is filed on behalf of all of the undersigned, (ii) all subsequent amendments to such statement, as amended from time to time, shall be filed on behalf of all of the undersigned without the necessity of any of the undersigned making individual filings, (iii) each of the undersigned shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person or entity contained therein (provided, that none of the undersigned shall be responsible for the completeness or accuracy of the information concerning any of the other persons or entities making the filing, unless such person or entity knows or has reason to believe that such information is inaccurate), and (iv) this joint filing agreement shall be included as an exhibit to the foregoing Amendment No. 6.


         Dated:  December 9, 2004

                                    FIVE ARROWS REALTY SECURITIES III L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         --------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS III L.L.C.

                                    By:  /s/ John D. McGurk
                                         --------------------------------
                                         John D. McGurk
                                         Manager


                                    /s/ Matthew W. Kaplan
                                    --------------------------------
                                    Matthew W. Kaplan


                                    /S/ D. Pike Aloian
                                    --------------------------------
                                    D. Pike Aloian


                                    /S/ James E. Quigley 3rd
                                    --------------------------------
                                    James E. Quigley 3rd


                                    /S/ Paul H. Jenssen
                                    --------------------------------
                                    Paul H. Jenssen


                                    /S/ John D. McGurk
                                    --------------------------------
                                    John D. McGurk